UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

GPC BIOTECH AG
(Name of Issuer)
Ordinary Bearer Shares (No Par Value)
(Title of Class of Securities)
38386P108
(CUSIP Number)
April 18, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

__________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38386P108	SCHEDULE 13G	PAGE 2 OF 9 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

DH Capital GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	[X]
(b)	[ ]

3.	SEC Use Only.

4.	Citizenship or Place of Organization.

Federal Republic of Germany

	5.	Sole Voting Power.

		1,430,000

Number of	6.	Shared Voting Power.
Shares
Beneficially		0
Owned by
Reporting
Person With	7.	Sole Dispositive Power.

		1,430,000

	8.	Shared Dispositive Power.

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

1,430,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

[ ]

CUSIP NO. 38386P108	SCHEDULE 13G	PAGE 3 OF 9 PAGES

11.	Percent of Class Represented by Amount in Row (9).

4.3%

12.	Type of Reporting Person (See Instructions).

CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

OH Beteiligungen GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	[X]
(b)	[ ]

3.	SEC Use Only.

4.	Citizenship or Place of Organization.

Federal Republic of Germany

	5.	Sole Voting Power.

		1,430,000

Number of	6.	Shared Voting Power.
Shares
Beneficially		0
Owned by
Reporting
Person With	7.	Sole Dispositive Power.

		1,430,000

	8.	Shared Dispositive Power.

		0

CUSIP NO. 38386P108	SCHEDULE 13G	PAGE 4 OF 9 PAGES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

1,430,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

[ ]

11.	Percent of Class Represented by Amount in Row (9).

4.3%

12.	Type of Reporting Person (See Instructions).

CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Dietmar Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	[X]
(b)	[ ]

3.	SEC Use Only.

4.	Citizenship or Place of Organization.

Federal Republic of Germany

CUSIP NO. 38386P108	SCHEDULE 13G	PAGE 5 OF 9 PAGES

	5.	Sole Voting Power.

		700,000

Number of	6.	Shared Voting Power.
Shares
Beneficially		0
Owned by
Reporting
Person With	7.	Sole Dispositive Power.

		700,000

	8.	Shared Dispositive Power.

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.

700,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

[ ]

11.	Percent of Class Represented by Amount in Row (9).

2.1%

12.	Type of Reporting Person (See Instructions).

IN

ITEM 1.

(a)	Name of Issuer

GPC Biotech AG

CUSIP NO. 38386P108	SCHEDULE 13G	PAGE 6 OF 9 PAGES

(b)	Address of Issuer’s Principal Executive Offices

Frauenoferstrasse 20 D-82152 Martinsried/Munich Germany

ITEM 2.

(a)	Name of Persons Filing

DH Capital GmbH & Co. KG OH Beteiligungen GmbH & Co. KG Dietmar Hopp

(b)	Address of Principal Business Office or, if none, Residence

Bergheimer Str. 89/1 69115 Heidelberg Germany

Bergheimer Str. 89/1 69115 Heidelberg Germany

Johann-Jakob-Astor-Str. 57 69190 Walldorf Germany

(c)	Citizenship

Federal Republic of Germany

Federal Republic of Germany

Federal Republic of Germany

(d)	Title of Class of Securities

Ordinary Bearer Shares, no par value

(e)	CUSIP Number

38386P108

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

CUSIP NO. 38386P108	SCHEDULE 13G	PAGE 7 OF 9 PAGES

(a)	[ ] Broker or dealer registered under section 15 of the Act;

(b)	[ ] Bank as defined in section 3(a)(6) of the Act;

(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act;

(d)	[ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

(e)	[ ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

(g)	[ ] Parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

ITEM 4. Ownership.

(a)	Amount Beneficially Owned.

1,430,000

1,430,000

700,000

(b)	Percent of Class.

4.3%

4.3%

2.1%

(c)	Number of shares as to which such person has:

CUSIP NO. 38386P108	SCHEDULE 13G	PAGE 8 OF 9 PAGES

(i)	sole power to vote or direct the vote

1,430,000

1,430,000

700,000

(ii)	shared power to vote or to direct the vote

0

0

0

(iii)	sole power to dispose or to direct the disposition of

1,430,000

1,430,000

700,000

(iv)	shared power to dispose or to direct the disposition of

0

0

0

ITEM 5. Ownership of Five Percent Or Less of a Class.

Not Applicable.

ITEM 6. Ownership Of More Than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

CUSIP NO. 38386P108	SCHEDULE 13G	PAGE 9 OF 9 PAGES

ITEM 8. Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9. Notice of Dissolution of Group.

Not Applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2006
Date
DH Capital GmbH & Co. KG
By: BW Verwaltungs GmbH,
Its managing partner
/s/ Michael Kranich
Signature
Michael Kranich, Managing Director

OH Beteiligungen GmbH & Co. KG
By: BW Verwaltungs GmbH,
Its managing partner
/s/ Michael Kranich
Signature
Michael Kranich, Managing Director
/s/ Dietmar Hopp
Dietmar Hopp